Exhibit 4.3

Gix Internet Ltd.

(“The Company”)

Letter of Exemption and Indemnification

To
Name of the Indemnified Party

WHEREAS the Company’s Articles of Association permit the Company to exempt and indemnify, in advance and retroactively, the directors and office holders of the Company;

AND WHEREAS the authorized organs of the Company have adopted the resolutions required by law in order to approve the provision of an undertaking by the Company to exempt and indemnify, in advance and retroactively, office holders in the Company for any liability or expense that may be imposed on them due to an act they performed or will perform by virtue of their being office holders in the Company and/or in another corporation, in accordance with the terms detailed in this Letter of Exemption and Indemnification below;

AND WHEREAS: You have served/are serving and/or may serve as an office holder in the Company and/or you have served/are serving and/or may serve and/or be employed on behalf of the Company in any other corporation in which the Company holds any securities, directly and/or indirectly through other corporations (hereinafter: “Another Corporation”);

THEREFORE, THE COMPANY HEREBY CONFIRMS AND IRREVOCABLY UNDERTAKES TOWARDS YOU, SUBJECT TO THE PROVISIONS OF ANY LAW AND THE PROVISIONS OF THIS LETTER OF EXEMPTION AND INDEMNIFICATION, AS FOLLOWS:

1.	Definitions

In this Letter of Exemption and Indemnification, each of the following terms shall have the meaning ascribed to it, unless expressly stated otherwise.

“Administrative Enforcement Proceeding”	-	A proceeding under Chapters H3 (Imposition of a Monetary Sanction by the Securities Authority), H4 (Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee) or I1 (Arrangement for Avoiding or Discontinuing Proceedings, Subject to Conditions) of the Securities Law; a proceeding under Section D of Chapter Four of Part Nine of the Companies Law; a proceeding under Chapters J, J1 and K1 of the Joint Investment Trust Law, 5754-1994; a proceeding under Chapters G1, G2 and H1 of the Regulation of Investment Advice, Investment Marketing and Portfolio Management Law, 5755-1995; a proceeding under Chapter I1 of the Supervision of Financial Services (Insurance) Law, 5741-1981; a proceeding under Chapter H of the Supervision of Financial Services (Provident Funds) Law, 5765-2005; a proceeding under Chapter G1 of the Economic Competition Law, 5748-1988; a proceeding under the Increased Enforcement of Labor Laws Law, 5772-2012; and subject to any law, any similar or other administrative enforcement proceeding, whatever its name may be, whether under existing law or future legislation - for which indemnification is permitted by law - to the extent, for the events and under the conditions set forth in that law.

“Legal Proceeding” or “Claim”	-	Including a civil claim, a criminal claim, a derivative action, a class action, an administrative enforcement proceeding, settlement applications and creditors’ claims.

“The Companies Law”	-	The Companies Law, 5759-1999;

“The Securities Law”	-	The Securities Law, 5728-1968

“Act”	-	Including a decision and/or omission, during the term of office of the office holder in the Company and/or his term of office or employment on behalf of the Company in Another Corporation.

2.	Interpretation

2.1. The preamble and appendices to this Letter of Exemption and Indemnification form an integral part hereof.

2.2. The division of this Letter of Exemption and Indemnification into sections and the provision of headings to the sections are for convenience only and shall not be given any meaning in its interpretation.

3.	The Undertaking to Indemnify

Subject to the provisions of any law, the provisions of the Company’s Articles of Association and the provisions of this Letter of Exemption and Indemnification, the Company hereby irrevocably undertakes to indemnify you for any liability or expense as detailed in Section 4 below, which is imposed on you or which you incur as a result of your acts and/or their derivatives by virtue of your being an office holder in the Company and/or an employee or office holder and/or a service provider on behalf of the Company in Another Corporation.

4.	Grounds for Indemnification

The undertaking to indemnify as stated in Section 3 above shall apply to any liability or expense imposed on you as detailed below:

4.2. A monetary liability that was and/or will be imposed on you in favor of another person pursuant to a judgment, including a judgment given in a compromise or an arbitrator’s award approved by the court, to the extent that such liability was imposed on you due to acts directly and/or indirectly related to one and/or more of the types of events detailed in the Addendum to this Letter of Exemption and Indemnification (hereinafter: the “Addendum” and the “Determining Types of Events”), and subject to the provisions of Section 5.1 below.

4.3. Reasonable litigation expenses, including attorneys’ fees, that you incur as a result of an investigation or proceeding conducted against you by an authority authorized to conduct an investigation or proceeding, and which concluded without an indictment being filed against you and without a monetary liability being imposed on you as an alternative to a criminal proceeding, or which concluded without an indictment being filed against you but with the imposition of a monetary liability as an alternative to a criminal proceeding for an offense that does not require proof of criminal intent or in connection with a monetary sanction.

In this subsection, “conclusion of a proceeding without the filing of an indictment in a matter in which a criminal investigation was opened” and “monetary liability as an alternative to a criminal proceeding” - shall have their meaning in Section 260(a)(1A) of the Companies Law.

4.4. Reasonable litigation expenses, including attorneys’ fees, that you incur or are charged with by a court, in a proceeding filed against you by the Company or on its behalf, or by Another Corporation or another person, or in a criminal charge of which you are acquitted, or in a criminal charge in which you are convicted of an offense that does not require proof of criminal intent.

In this section, “another person” - including in the case of a claim filed against an office holder by way of a derivative action.

4.5. Expenses, including reasonable litigation expenses, and including attorneys’ fees, that you incurred in connection with an administrative enforcement proceeding conducted in your matter.

4.6. A payment to a victim of a violation as stated in Section 52ND(a)(1)(a) of the Securities Law.

4.7. Any other liability or expense permitted or that will be permitted from time to time for indemnification under law.

5.	Maximum Indemnification Amount

5.2. The amount of indemnification that the Company shall pay to all office holders in the aggregate, under all letters of indemnification that have been and/or will be granted to office holders and employees of the Company who serve in the Company or who will serve or be employed at the Company’s request as office holders or as employees or as service providers in other corporations, for a liability or expense imposed on them in accordance with the provisions of Section 4.1 above, shall not exceed the higher of (1) 25% of the Company’s equity according to the latest audited or reviewed (as applicable) consolidated financial statements published by the Company before the occurrence of the event for which indemnification is required under this Letter of Exemption and Indemnification or (2) NIS 25 million, for each of the said office holders, employees and service providers and for all of them together, for a single event and in the aggregate for all events (hereinafter: the “Maximum Indemnification Amount”).

5.3. It is hereby clarified that the payment of the aforementioned indemnification amount shall not prejudice your right to receive insurance proceeds that the Company will receive for you or that you will receive from time to time, if you receive them, under any directors’ and office holders’ liability insurance policy of the Company, subject to the provisions of Section 5.4 below and provided that you are not paid double compensation for the same liability or expense that is indemnifiable as stated in Sections 3 and 4 above.

5.4. If and to the extent that the total indemnification amounts that the Company is required to pay for a cause of action subject to Section 4.1 above, plus the total indemnification amounts that the Company has paid up to that date for a cause of action as stated in Section 4.1 above under the letters of indemnification it has granted, exceeds the Maximum Indemnification Amount or the balance of the Maximum Indemnification Amount (as it may exist at that time), the Maximum Indemnification Amount or its balance, as the case may be, shall be divided among the office holders who are entitled to indemnification for claims they have submitted to the Company for a cause of action as stated in Section 4.1 under the letters of indemnification, and which have not been paid to them before that date (hereinafter: the “Entitled Office Holders”), such that the indemnification amount for the said cause of action that each of the Entitled Office Holders will actually receive, shall be calculated according to the ratio between the indemnification amount for the said cause of action due to each of the Entitled Office Holders and the aggregate indemnification amount for the said cause of action due to all Entitled Office Holders at that date for these claims, were it not for the limitation of the Maximum Indemnification Amount.

5.5. In the event that you receive or are entitled to receive indemnification from the insurer of the insurance policy for the event subject to the indemnification, the indemnification shall be provided in the amount of the difference between the amount of the monetary liability imposed on you and the legal expenses, and the amount received from the insurer for that matter, provided that with respect to indemnification for a cause of action as stated in Section 4.1 above, the indemnification amount undertaken by the Company shall not exceed the Maximum Indemnification Amount.

5.6. Interim Payments

5.6.1. Upon the occurrence of an event for which you may be entitled to indemnification under this Letter of Exemption and Indemnification, the Company shall make available to you, from time to time, the funds necessary to cover the expenses and other payments of various kinds involved in handling that legal proceeding, including in investigation proceedings, such that you will not be required to pay or finance them yourself, all subject to the terms and provisions of this Letter of Exemption and Indemnification.

5.6.2. As part of its undertaking as stated above, the Company shall also provide securities that may be required or guarantees that you may have to provide pursuant to interim decisions of a court (in a non-criminal proceeding) or an arbitrator (hereinafter: the “Securities”), including for the purpose of replacing attachments that may be imposed on your assets, provided that the total outstanding Securities, including forfeited securities, plus amounts you have received or will receive under this Letter of Exemption and Indemnification for a cause of action as stated in Section 4.1 above, shall not exceed the Maximum Indemnification Amount.

5.7. Conditions for Indemnification

Without derogating from the foregoing, the undertaking to indemnify under this Letter of Exemption and Indemnification is also subject to the following conditions:

5.7.1. Notice of Indemnification

You must notify the Company in writing of any legal proceeding initiated against you or of any written warning or written threat delivered to you that such a proceeding will be initiated against you in connection with any event for which indemnification may apply (hereinafter, jointly and severally: “Legal Proceeding”), and of circumstances brought to your attention that may lead to the initiation of a legal proceeding against you, within a reasonable time after you first become aware thereof, and at a time that allows a reasonable time for a response to that proceeding, as required by any law (hereinafter: the “Notice of Indemnification”), and you shall transfer to the Company, or to whomever it notifies you, without delay, any document delivered to you in connection with that proceeding.

5.7.2. Handling the Defense

5.7.2.1. Provided that this does not contradict the provisions of the relevant law or the terms of an office holders’ liability insurance policy purchased by the Company, the Company shall be entitled to assume the handling of your defense in a Legal Proceeding and/or to entrust said handling to any attorney the Company chooses for this purpose and whose identity will be notified to you in advance.

The Company and/or the said attorney shall provide you with regular reports on the progress of the proceeding and shall consult with you regarding its management. The attorney so appointed shall owe a duty of loyalty to the Company and to you.

5.7.2.2. If within 10 days from the date of receipt of the Notice of Indemnification by the Company, the Company does not assume the handling of your defense in the said Legal Proceeding and/or if you object to your representation by the Company’s attorney for reasonable grounds or for fear of a conflict of interest between you and the Company and/or between you and another office holder in the Company, you shall be entitled to entrust your representation to an attorney of your choice, whose details will be provided by you to the Company in advance, and the provisions of this Letter of Exemption and Indemnification shall apply to the reasonable expenses you will bear for the appointment of such an attorney and the handling by him. Should the Company not approve the fee of the attorney chosen by you, after examining its reasonableness, you and the Company shall appoint an agreed-upon adjudicator (and if you do not agree on an agreed-upon adjudicator, one shall be appointed by the head of the Tel Aviv District Committee of the Israel Bar Association), whose decision in this matter shall be final. Should the fee amount of the attorney chosen by you be only partially approved, you shall be entitled to receive from the Company that approved amount, and to bear the remainder of the fee yourself and at your own expense.

Notwithstanding the provisions of this section, if the Company’s directors’ and office holders’ insurance policy applies to that matter, the office holder and the Company shall act in accordance with the provisions of the policy in all matters relating to disagreements with the insurer regarding the identity of the representing counsel, if the provisions of the policy so require, such that entrusting the handling to the other representing counsel will not allow the insurer to be released from its obligation under the policy or to reduce it in any way.

5.7.2.3. The Company shall not be entitled to bring the dispute subject to the aforesaid Legal Proceeding to a decision by way of arbitration, conciliation or mediation, except with your prior written consent thereto, provided that you shall not refuse to give this consent except for reasonable grounds that will be provided to the Company in writing. For the avoidance of doubt, it is hereby clarified that even if the dispute in the Legal Proceeding is transferred for resolution by way of arbitration, conciliation, mediation or any other way, the Company shall bear the related expenses within the framework of the expenses of this Letter of Exemption and Indemnification.

5.7.2.4. The Company shall not be entitled to bring the Legal Proceeding to an end by way of a compromise and/or settlement and/or to agree to a compromise and/or settlement as a result of which you will be required to pay amounts for which you will not be indemnified under this Letter of Exemption and Indemnification, and which will not be paid under an office holders’ liability insurance purchased and/or to be purchased by the Company, except with your prior written consent to the compromise reached.

5.7.3. Cooperation with the Company

Subject to the provisions of Section 5.6 above:

5.7.3.1. At the Company’s request, you shall sign any document that authorizes it and/or any such attorney to handle your defense in a Legal Proceeding on your behalf and to represent you in all related matters in accordance with the foregoing.

5.7.3.2. You shall cooperate with the Company and/or with any attorney as aforesaid, in any reasonable manner required of you by any of them in the course of their handling of that Legal Proceeding, and you shall also comply with all instructions of the insurers under any office holders’ liability insurance policy that the Company may enter into in connection with the defense in a Legal Proceeding, provided that the Company shall arrange for the coverage of all your expenses involved therein, such that you will not be required to pay or finance them yourself, all subject to the provisions of this Letter of Exemption and Indemnification.

5.7.4. Coverage of Liabilities

Whether or not the Company acts as detailed in Section 5.6.2 above, it shall arrange for the coverage of all expenses and other payments of various kinds mentioned in Section 4 above, such that you will not be required to pay or finance them yourself, all subject to the provisions of this Section 5.

5.7.5. Non-Applicability of Indemnification

5.7.5.1. The indemnification in connection with any Legal Proceeding against you, as stated in this Letter of Exemption and Indemnification, shall not apply to any amount due from you to the plaintiff following a compromise or arbitration, unless the Company agrees in writing and in advance to that compromise or to the holding of that arbitration, as the case may be, but the Company shall not withhold its consent as aforesaid except for specified reasonable grounds.

5.7.5.2. Furthermore, the indemnification shall not apply in the case of your admission to a criminal charge for an offense that does not require proof of criminal intent, unless your admission received the Company’s prior written consent thereto, provided that such indemnification is permitted under any law. The Company shall not withhold its consent as aforesaid except for specified reasonable grounds.

5.7.6. Non-Applicability of Indemnification in Cases of Indemnification and/or Insurance by Another Party

5.7.6.1. The Company shall not be required to pay under this Letter of Exemption and Indemnification amounts for any event to the extent that such amounts were actually paid to you or for you or in your place in any way under an insurance policy or any indemnification undertaking of any other person other than the Company. For the avoidance of doubt, it is clarified that the indemnification amount under this Letter of Exemption and Indemnification shall apply in excess of (and in addition to) the amount that will be paid (if and to the extent paid) under such insurance and/or indemnification, provided that you are not paid double compensation for a liability or expense that is indemnifiable as stated in Sections 3 and 4 above, and provided that with respect to indemnification for a cause of action as stated in Section 4.1 above, the indemnification amount for which the Company is liable shall not exceed the Maximum Indemnification Amount. This section does not derogate from the rights of the office holder with respect to the Company’s bearing of the deductible specified in the policy and/or the transfer of insurance proceeds received by the Company from insurers for the office holder’s liability and/or legal expenses he incurred.

5.7.7. Payment of Indemnification

5.7.7.1. Upon your request for payment in connection with any event under this Letter of Exemption and Indemnification, the Company shall take all actions necessary by law for its payment, and shall act to arrange any approval that may be required in connection therewith, if required.

5.7.7.2. With respect to the Company’s undertaking to indemnify for an act performed by virtue of your being an employee or office holder or service provider on behalf of the Company in Another Corporation (hereinafter: the “Liable Corporation”), the following provisions shall also apply:

1.	The Company shall not be required to pay under this Letter of Exemption and Indemnification amounts which you will be entitled to receive and will actually receive from the Liable Corporation under an insurance policy arranged by the Liable Corporation and/or under a prior undertaking for indemnification or under a permission for retroactive indemnification given by the Liable Corporation.

2.	If your demand to receive indemnification and/or insurance coverage for an act you performed by virtue of your position in the Liable Corporation, which may be indemnifiable under this Letter of Exemption and Indemnification, is rejected by the Liable Corporation or the insurance company of the Liable Corporation, as the case may be, the Company shall pay you under this Letter of Exemption and Indemnification amounts to which you will be entitled under this Letter of Exemption and Indemnification, if you are entitled to these amounts, and you shall assign to the Company your rights to receive amounts from the Liable Corporation and/or under the insurance policy of the Liable Corporation and shall authorize the Company to collect these amounts in your name, to the extent such authorization is required to fulfill the provisions of this section. For this purpose, you undertake to sign any document required by the Company for the purpose of assigning your said rights and authorizing the Company to collect the said amounts in your name.

3.	For the avoidance of doubt, it is clarified that this Letter of Exemption and Indemnification does not grant the Liable Corporation and/or any other third party any rights against the Company, including, but without derogating from the generality of the foregoing, the right to claim and/or demand any payment from the Company as a contribution to the indemnification and/or insurance coverage that will be provided to you by the Liable Corporation for an act you performed by virtue of your position in the Liable Corporation.

6.	Limitations on Indemnification

Notwithstanding the foregoing, the Company shall not indemnify you for a monetary liability or expense imposed on you for any of the following:

6.1. A breach of the duty of loyalty to the Company, unless you acted in good faith and had reasonable grounds to assume that the act would not harm the Company’s interests.

6.2. A breach of the duty of care committed intentionally or recklessly, except if committed with negligence only.

6.3. An act done with the intent to derive an unlawful personal profit.

6.4. A fine, civil fine, monetary sanction or ransom imposed on you.

6.5. An administrative enforcement proceeding conducted in your matter (but subject to the provisions of Sections 4.4 and 4.5 above).

The prohibitions in this section above shall apply unless indemnification or insurance is permitted for any of the above cases, all or some of them, by law or by an instruction of a competent authority.

7.	Return of Indemnification Amounts Paid

In the event that the Company pays you or in your place any amounts under this Letter of Exemption and Indemnification in connection with a said Legal Proceeding, and thereafter:

7.1. The liability for which the amount was paid is canceled or its amount is reduced for any reason - you shall assign to the Company all your rights to the restitution of the amount from the plaintiff in the proceeding and shall do all that is necessary for this assignment to be valid and for the Company to be able to realize it, and having done so, you shall be exempt from returning to the Company the amount for which the right of restitution was assigned to the Company. If you have not done so, you shall be obligated to return to the Company the amount or part thereof, as the case may be, plus linkage differentials and interest at the rates and for the period for which you are entitled to a refund of the amount from the plaintiff.

7.2. It becomes clear in a final judgment that you are not entitled to indemnification from the Company for those amounts - these amounts shall be considered a loan given to you by the Company, which shall bear interest at the minimum rate as determined from time to time by any law so as not to constitute a taxable benefit in the hands of the loan recipient, and you shall be required to return these amounts to the Company when so requested in writing by it and to do so according to a payment schedule determined by the Company.

8.	Exemption

8.1. As you are an office holder, the Company hereby exempts you, to the extent permitted by law, from any liability towards it, for any damage caused to it by you in your acts by virtue of your being an office holder in the Company and/or an office holder or employee or service provider on behalf of the Company in Another Corporation, due to a breach of the duty of care.

8.2. Notwithstanding the foregoing, the Company does not exempt you from liability for damage due to a breach of the duty of care in a distribution (as defined in the Companies Law), transactions with an interested party, and also in any “counterclaim” proceeding by the Company against you in response to your claim against the Company, except where your claim is for the protection of protective rights in labor law originating from law and/or a personal employment agreement between you and the Company. It is clarified that the exemption shall not apply to a decision or transaction in which the controlling shareholder or any office holder in the Company (including an office holder other than the one for whom the letter of exemption is granted) has a personal interest.

8.3. The Company’s undertakings under this letter of exemption shall be interpreted broadly and in a manner intended to uphold them, to the extent permitted by law, for the purpose for which they are intended. In the event of a conflict between any provision in this letter of exemption and a provision of law that cannot be conditioned upon, changed or added to, the said provision of law shall prevail, but this shall not impair or derogate from the validity of the other provisions in this letter of exemption.

9.	Period of Indemnification and Exemption

The Company’s undertakings under this Letter of Exemption and Indemnification shall also apply to events, circumstances, claims and/or matters whose cause of action arose in the period prior to the date of granting this letter of undertaking, provided that their cause of action is from the date you were first appointed as an office holder in the Company and/or as an employee and/or as an office holder and/or service provider in Another Corporation on its behalf, and they shall remain in your favor even after the termination of your tenure as an office holder in the Company and/or after the termination of your employment or tenure in Another Corporation on behalf of the Company, provided that the acts for which the exemption from liability and/or the undertaking to indemnify are given were performed (from the date of the beginning of your tenure or employment in the Company or in Another Corporation on behalf of the Company) or will be performed during your tenure as an office holder and/or your employment or tenure in Another Corporation on behalf of the Company, regardless of the date of discovery of the event for which you are entitled to indemnification and/or exemption under this Letter of Exemption and Indemnification. The Company’s undertakings as aforesaid shall also be in favor of your estate, heirs and other successors by law, and it shall not be canceled or amended except in your favor.

10.	Miscellaneous

10.1. This Letter of Exemption and Indemnification is subject to any law and to the Company’s articles of association, as they may be from time to time. Subject to the provisions of law or duties under law that cannot be conditioned upon, the Company shall not amend its articles in a manner that would impair the validity of this Letter of Exemption and Indemnification or derogate from the scope or validity of any of your rights hereunder.

10.2. The Company’s undertakings under this Letter of Exemption and Indemnification shall be interpreted broadly and in a manner intended to uphold them, to the extent permitted by law, for the purpose for which they are intended. In the event of a conflict between any provision in this Letter of Exemption and Indemnification and a provision of law that cannot be conditioned upon, changed or added to, the said provision of law shall prevail, but this shall not impair or derogate from the validity of the other provisions in this Letter of Exemption and Indemnification.

10.3. To the extent that any of the indemnification limitations mentioned in Sections 4, 5.1, 6 or 8 do not apply to you by law because you are not an office holder of the Company or for any other reason, then these limitations shall not apply to you.

10.4. For the avoidance of doubt, it is hereby clarified that the undertaking in this Letter of Exemption and Indemnification does not cancel, derogate from, or waive any other indemnification to which you are entitled from any other source under the provisions of any law or under any prior undertaking or agreement of the Company, provided that the Company shall not be obligated to indemnify you for more than the actual damage and expenses caused to you for each event, both under the prior undertaking (if and to the extent it is in effect) and under this Letter of Exemption and Indemnification, and provided that the total indemnification amount for a cause of action as stated in Section 4.1 above (excluding amounts received from insurance policies) shall not exceed the Maximum Indemnification Amount as defined above.

10.5. This Letter of Exemption and Indemnification does not limit or prevent the Company from increasing the Maximum Indemnification Amount, whether because the insurance amounts under the office holders’ liability insurance policy are reduced, whether because the Company is unable to obtain office holders’ insurance that covers the events subject to indemnification on reasonable terms, or for any other reason, provided that such decision is made in the manner prescribed by any law.

10.6. No waiver, delay, forbearance from action or grant of an extension by the Company or by you shall be interpreted under any circumstances as a waiver and shall not prejudice your and/or the Company’s rights and obligations under this Letter of Exemption and Indemnification and under any law, and shall not prevent the Company or you from taking any legal and other steps necessary to realize such rights.

10.7. For the avoidance of doubt, it is hereby clarified that the undertaking to indemnify under this letter does not derogate from the Company’s right to decide on any additional indemnifications, retroactively or in advance, and/or to expand any existing indemnification for any reason, all subject to obtaining the approvals required by any law.

10.8. This Letter of Exemption and Indemnification does not constitute a contract for the benefit of a third party, including any insurer, and is not assignable, and no third party, including an insurer, shall have the right to demand the Company’s participation in a payment for which it is obligated under an agreement entered into with it, except for the deductible specified in such agreement.

11.	This Letter of Indemnification shall also apply for the benefit of an alternate director.

12.	Subject to the provisions of law or duties under law that cannot be conditioned upon, this Letter of Indemnification shall not be amended in a manner that impairs the scope or validity of any of your rights hereunder without your prior written consent.

13.	The law applicable to this Letter of Exemption and Indemnification is the law in Israel, and the court in Tel Aviv-Jaffa is vested with the exclusive jurisdiction to adjudicate disputes arising from the application of this Letter of Exemption and Indemnification.

14.	The Addendum to this Letter of Indemnification constitutes an integral part hereof.

15.	This Letter of Exemption and Indemnification shall come into effect upon your signing a copy thereof in the designated place and its delivery to the Company. This Letter of Exemption and Indemnification replaces any prior letter of exemption and indemnification granted to you.

In witness whereof, the Company has signed:

Gix Internet Ltd.

I confirm receipt of this Letter of Exemption and Indemnification and confirm my agreement to all its terms:

Signature of the Indemnified Party Date

Addendum

The Determining Events
1	Any claim and/or demand filed by a customer, supplier, contractor and/or any other third party conducting business with the Company, its subsidiaries and/or Another Corporation (as defined above) (hereinafter in this Addendum, collectively: the “Company”) and/or any claim and/or demand filed against the Indemnified Party by any person and/or corporation and/or body and/or authority acting under law.

2	Any claim and/or demand filed in connection with a transaction, whether in the ordinary course of business or not in the ordinary course of business of the Company, including for obtaining credit, sale, lease, transfer, purchase of assets and/or liabilities, as well as the receipt and/or grant of an option to sell, lease, transfer or purchase such assets and/or liabilities.

3	Any claim and/or demand filed by employees, consultants, agents, marketers, other individuals and/or a body employed by and/or providing services to the Company in connection with compensation owed to them or damages and/or liabilities caused to them in connection with their employment by the Company or their engagement with the Company, including also events related to the employment conditions of employees and employer-employee relations, including but not limited to, negotiations, entering into and implementing personal employment agreements, working and employment conditions, employee benefits, granting of securities, promotion of employees, handling of pension arrangements, insurance and savings funds, and events related to workplace safety and work-related injuries, whether causing bodily injury or property damage. Any act in connection with the Company’s activity or an omission attributed to the Company, or respectively to its employees, agents or other persons acting or claiming to act on behalf of the Company or by virtue of the office holder’s position, which caused bodily injury, illness, death and/or damage to property including the loss of its use.

4	Any claim and/or demand regarding non-disclosure or failure to provide any type of information at the required time in accordance with the law and/or in connection with a misleading and/or deficient disclosure of such information, to third parties, including the Income Tax Authority, Value Added Tax, National Insurance, Investment Center, local authorities, the Ministry of Environmental Protection and any governmental, institutional and/or professional or other body, all to the extent that indemnification for such is permitted by law. Also, events arising from or related to proper disclosure and/or information provided or not provided by the Company to third parties, including in connection with securities, financial assets, deposits or any other information related to its activities, to the extent that indemnification for such is permitted by law.

5	Any claim and/or demand filed with respect to a cause of action that was committed or is alleged to have been committed or misuse with respect to a third party’s intellectual property right by the Company and/or anyone on its behalf.

6	Any claim and/or demand filed by a lender or creditor or regarding funds loaned by them and/or debts owed to them.

The Determining Events
7	Any claim and/or demand filed by a third party suffering from bodily injury and/or damage to business and/or personal property, including the loss of its use, during any act and/or omission attributed to the Company, its employees, agents and/or other persons acting and/or claiming to act on behalf of the Company.

8	Any claim and/or demand filed directly or indirectly in connection with a failure in whole or in part, by the Company and/or by the office holders, directors and/or employees of the Company, with respect to the payment, reporting or documentation of documents, of one of the state authorities, a foreign authority, a municipal authority and/or any other payment required by the laws of the State of Israel, including income tax payments, sales tax, capital gains tax, transfer taxes, excise tax, value added tax, stamp duty, customs, national insurance, salaries and/or withholding of wages for employees and/or other withholdings, including any type of interest and additions for linkage.

9	Any claim and/or demand filed by purchasers, owners, lessors and/or other holders of assets for damages and/or losses related to the use of said assets.

10	A claim or demand in connection with any action directly or indirectly related to the activity of the Company and/or Another Corporation, including negotiations and entering into agreements of any kind, including their performance and/or termination, with external contractors, agents, distributors, customers, suppliers, service providers, etc., all whether or not such engagements and/or actions were completed or will not be completed for any reason.

11	Any administrative, public or judicial action, orders, judgments, claims, demands, claim letters, instructions, allegations, liens, attachments, investigation proceedings and/or notices of non-compliance and/or violations of an action by a governmental authority and/or other bodies alleging potential liability and/or liability (including for enforcement expenses, investigations, responses by governmental authorities and/or fines or contributions, indemnification, recovery payments, compensation) as a result thereof and/or for failure to comply with a provision of a law, regulation, order, ordinance, rule, practice, instruction, license, directive, policy and/or judgment by the Company and/or Another Corporation and/or by the office holders of the Company or any other indemnified party within the scope of their role in the Company and/or in Another Corporation, whether in Israel or abroad (including for an administrative enforcement proceeding, to the extent that indemnification for such is permitted by law).

The Determining Events
12	Any legal proceeding, whether in Israel or abroad, in connection with the Company and/or Another Corporation, on matters related, directly or indirectly, to the issuance of licenses and permits or to restrictive trade practices, including restrictive arrangements, mergers and monopolies.

13	Any claim and/or demand relating to a change in the Company’s structure or its reorganization, including but not limited to, merger, split-off, change in the Company’s capital, establishment of subsidiaries, their liquidation and/or sale to third parties.

14	Any claim and/or demand relating to a decision and/or activity of the Company and/or of the Indemnified Party within the scope of his role in the Company and/or in Another Corporation, including decisions made by the board of directors of the Company and/or Another Corporation and/or in one of their committees.

15	Any claim and/or demand relating to an expression, statement, including the expression of a position or opinion and/or a vote at general meetings of the Company or of other corporations and/or in other organs of the Company or of other corporations, made by the office holder in the course of fulfilling his role in the Company, including any claim or demand filed by any person in connection with defamation and/or invasion of privacy.

16	The issuance of securities, including, but not limited to, offers of securities made or to be made by the Company and/or Another Corporation to the public and/or not to the public, including tender offers (including any claim and/or demand regarding the opinion of the Company’s board of directors to the offerees in a tender offer, regarding the advisability of a special tender offer in accordance with Section 329 of the Companies Law, or refraining from giving such an opinion) and other proceedings, pursuant to prospectuses or other documents, as well as in connection with other actions related to the capital of the Company and/or Another Corporation.

The Determining Events
17	Events arising from or related to the Company’s holdings, whether on its own or as a trustee, in various corporations, including with respect to the manner of voting at the general meetings of those corporations.

18	Events related to the making of investments by the Company in any corporations (including investments that did not materialize), before, during and after the making of the investment, during the engagement, signing, development and follow-up, including actions taken on behalf of the Company as a director, office holder, employee or observer on the board of directors of the corporation in which the investment is made.

19	Any transaction as defined in Section 1 of the Companies Law regarding the transfer, purchase and/or sale of securities of various corporations, or investment in securities of various corporations and/or obtaining rights in various corporations, as well as an action directly or indirectly involved in such a transaction, all whether or not the Company and/or Another Corporation are a party thereto.

20	Any action that resulted in the failure to arrange adequate insurance and/or a failure in risk management.

21	Any action related to a distribution, including the purchase of the Company’s shares, provided that the indemnification for such an action does not violate any law, as well as any claim or demand in connection with the distribution of dividends to the shareholders of the Company and/or Another Corporation.

23	Events that had or could have had a material effect on the profitability of the Company and/or Another Corporation or their property or their rights or their liabilities.

The Determining Events
24	Any claim or demand in connection with the provision of information, representations, opinions, financial statements, reports or notices to any competent authority under any law, including but not limited to, the Securities Law and the Companies Law, including regulations enacted thereunder, or under the provisions of the tax laws applicable to the Company.

25	Any action that the Company and/or Another Corporation will take in the areas of the transactions they perform, their holdings, their investments, trade, development, finance, cash management, manufacturing, import, marketing, storage and inventory management of any kind, and other activities of the Company and/or Another Corporation or that will be permitted to them by law.

26	Formulation of work plans, including pricing, marketing, distribution, instructions to employees, customers, agents, marketers and suppliers, and any collaborations.

27	Decisions and/or actions relating to the Consumer Protection Law and/or orders and/or regulations thereunder.

28	Anything related, directly or indirectly, to the management of the investment portfolio of the Company and/or of Another Corporation and/or the bank accounts of the Company or of Another Corporation.

29	Events related to the preparation and/or approval of financial statements.

30	Any claim and/or demand relating to the types of events detailed above, in connection with the tenure or employment of the Indemnified Party in subsidiaries and/or affiliates of the Company and/or in Another Corporation, all if this was done within the scope of his role as an office holder and/or as an employee and/or as a service provider in one of the said companies.